UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Cutter & Buck, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

232217109
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP: 232217109
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington





NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					397,840 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					686,794 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					686,794 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					6.3% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 232217109


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					288,954 (See Item 5)


				8 	SHARED VOTING POWER
					397,840 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					686,794 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					686,794 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					6.3% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 232217109

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					397,840 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					686,794 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					686,794 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					6.3% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer


The class of equity securities to which this Schedule 13D relates is shares of common stock, no par value, of Cutter & Buck, Inc. whose principal executive offices are located at 701 North 34th Street, Suite 400,Seattle Washington 98103.



Item 2. Identity and Background

(a), (b), (c) and (f) This Schedule 13D is filed by Pirate Capital LLC,
Thomas R. Hudson Jr. and Gabrielle Katz Hudson. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC. Each of them is a citizen of the United States.
Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 686,794 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $7,032,895.86 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

The securities covered by this Schedule 13D were acquired by each of the Holders for investment purposes. However, Pirate Capital LLC has proposed that the Board of Directors nominate a member of Pirate Capital LLC to the Board of Directors of Cutter & Buck Inc.

Except for the actions referred to in the preceding paragraph, none of the persons on behalf of whom this Schedule 13D is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital, LLC has sole voting power with respect to 397,840 of the Shares and sole disposition power with respect to 686,794 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 288,954 of the Shares and shared voting power with respect to 397,840 of the Shares disposition power with respect to 686,794 of the Shares; and Gabrielle Katz Hudson has shared voting power with respect to 397,840 of the Shares and shared disposition power with respect to 686,794 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:




JOLLY ROGER FUND LP
Trade Date	Number of Shares 	Price
2004-05-19	800 			9.40
2004-05-20	100 			9.48
2004-05-20	10,300	 		10.00
2004-05-20	700 			9.49
2004-05-20	500 			9.50
2004-05-20	100 			9.99
2004-05-21	3,378	 		10.00
2004-05-21	600 			9.95
2004-05-21	500 			9.99
2004-05-21	100 			9.96
2004-05-25	5,000	 		10.10
2004-05-25	2,100	 		10.05
2004-05-25	1,960	 		10.20
2004-05-25	800 			10.15
2004-05-25	5,000	 		10.10
2004-05-25	5,000	 		10.10
2004-05-27	1,100	 		10.28
2004-05-27	700 			10.27
2004-05-27	2,309	 		10.30
2004-06-09	800 			10.24
2004-06-09	200 			10.25
2004-06-09	10,000	 		10.25
2004-06-09	3,400	 		10.20
2004-06-16	20,000	 		10.20
2004-06-18	200 			10.30
2004-06-18	800 			10.24
2004-06-18	700 			10.29
2004-06-22	2,500	 		10.35
2004-06-23	8,900	 		10.35
2004-06-24	5,000	 		10.34
2004-06-28	20,000	 		10.30
2004-07-02	9,756	 		10.30
2004-07-07	9,728	 		10.59
2004-07-09	2,100	 		10.65
2004-07-12	28,855	 		10.46
2004-07-14	10,000	 		10.46
2004-07-16	3,200	 		10.59
2004-07-20	10,000			10.67

JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
2004-05-20	2,600	 		10.00
2004-05-20	1,800	 		10.00
2004-05-20	1,200	 		9.99
2004-05-20	800 			9.80
2004-05-20	100 			9.99
2004-05-25	100 			10.20
2004-05-25	440 			10.25
2004-05-25	400 			10.10
2004-05-25	5,000			10.10
2004-05-25	5,000	 		10.10
2004-05-25	2,560	 		10.10
2004-05-25	2,500	 		10.09
2004-05-25	1,000	 		10.22
2004-05-25	900		 	10.21
2004-05-25	600 			10.24
2004-05-26	100 			10.24
2004-05-26	4,200 			10.25
2004-05-26	2,950 			10.20
2004-05-26	1,090 			10.20
2004-05-26	1,000 			10.25
2004-05-26	900			10.24
2004-05-26	900			10.22
2004-05-26	700 			10.23
2004-05-26	250 			10.25
2004-06-09	5,000	 		10.21
2004-06-16	5,100			10.20
2004-06-16	700		 	10.20
2004-06-16	20,000			10.20
2004-06-16	7,100			10.20
2004-06-18	700			10.34
2004-06-22	2,500 			10.35
2004-06-24	5,000			10.34
2004-06-28	20,595 			10.30
2004-06-29	1,070			10.25
2004-06-30	14,430 			10.28
2004-07-06	6,450			10.50
2004-07-07	20,000			10.59
2004-07-08	2,000			10.50
2004-07-08	17,822			10.58
2004-07-13	15,045			10.41
2004-07-14	10,000			10.46
2004-07-15	4,310			10.60
2004-07-20	10,000			10.67

MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
2004-05-18	600			9.20
2004-05-18	200			9.19
2004-05-25	5,000			10.10
2004-05-25	2,300			10.25
2004-05-28	800			10.29
2004-05-28	690			10.30
2004-05-28	900			10.28
2004-06-16	11,730			10.20
2004-06-21	400			10.35
2004-06-28	5,000 			10.30
2004-07-01	20,175			10.27
2004-07-14	11,200			10.46
2004-07-19	7,000			10.60
2004-07-20	35,430			10.67

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


Item 7. Material to Be Filed as Exhibits Exhibit 1.

Joint Filing Agreement



Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated July 21, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: July 21, 2004

			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL, LLC